SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026 (Report No. 3)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

NICE Ltd. (the “Company”) hereby announces that the special general meeting of the Company’s shareholders (the “Meeting”), reported in the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on April 23, 2026 (the “Notice 6-K”) and previously scheduled for Thursday, May 28, 2026 at 3:00 p.m. (Israel time) at the Company’s registered offices, has been updated, due to administrative considerations, to Tuesday, June 2, 2026, at the same time and place.

The record date for determining the eligibility to receive notice of, participate in, and vote at the Meeting remains April 30, 2026.

Shareholders who have already submitted proxy cards or voting instructions need not take any further action, and their previously submitted instructions will remain valid for the Meeting, unless duly revoked or modified prior to the applicable cut-off date. The cut-off date for voting via the electronic voting system of the Israel Securities Authority and for submitting proxy cards is 48 hours prior to the Meeting (i.e., May 31 at 3:00 p.m. (Israel Time)). For holders of the Company’s American Depositary Shares, the cut-off date for submitting voting instructions is Friday, May 29, 2026, until 9:00 a.m. (New York time).

If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Tuesday, June 9, 2026, at the same time and place.

All other details regarding the Meeting previously published, including the Meeting’s agenda, remain unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Alon Levy Title: Vice President, General Counsel and Corporate Secretary Dated: April 30, 2026